CONSOLIDATED FINANCIAL STATEMENTS

SIERRA GEOTHERMAL POWER CORP.

VANCOUVER, BRITISH COLUMBIA

SECOND QUARTER ENDED APRIL 30, 2007 AND 2006

1. CONSOLIDATED BALANCE SHEETS
2. CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
3. CONSOLIDATED STATEMENTS OF CASH FLOWS
4. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

SIERRA GEOTHERMAL POWER CORP.

CONSOLIDATED BALANCE SHEETS

Prepared by Management

	April 30, 2007 (Unaudited)	October 31, 2006 (Audited)
ASSETS		
Current		
Cash and Short-Term Investments	$ 608,437	50,925
Other Receivables	79,525	2,604
Prepaid Expenses and Deposits	503,810	54,798
	1,191,772	108,327
Interest in Geothermal Properties [*Note 3*]	4,495,213	603,285
Equipment	31,515	12,427
Bond	55,697	-
	$ 5,774,197	724,039
LIABILITIES		
Current		
Accounts Payable	$ 433,729	89,656
Promissory Notes	-	180,000
Due to Director	4,200	12,000
	437,929	281,656
Asset Retirement Obligation [*Note 5*]	221,340	-
Non Controlling Interest [*Note 2*]	234,207	-
SHAREHOLDERS' EQUITY		
Share Capital [*Note 4*]	9,017,226	3,857,948
Subscriptions Received	-	5,000
Contributed Surplus [*Note 4*]	901,397	143,294
Deficit	(5,037,902)	(3,563,859)
	4,880,721	442,383
	$ 5,774,197	724,039

APPROVED ON BEHALF OF THE BOARD:

Chief Financial Officer & Director

President & CEO & Director

SIERRA GEOTHERMAL POWER CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Unaudited - Prepared by Management

	Three months ended April 30,		Six months ended April 30,	
	2007 (Unaudited)	2006 (Unaudited)	**2007** (Unaudited)	2006 (Unaudited)
EXPENSES				
Advertising and Promotion	**$ 63,950**	5,977	**$ 127,025**	15,029
Amortization	**1,498**	620	**3,206**	1,116
Consulting Fees	**84,480**	39,486	**135,031**	61,428
Interest and Bank Charges	**1,815**	-	**3,091**	-
Management Fees	**-**	15,000	**-**	22,500
Office, General and Administration Fees	**44,123**	26,231	**92,116**	37,416
Professional Fees	**142,106**	9,045	**180,079**	20,879
Salaries, Wages and Benefits	**100,960**	-	**194,556**	-
Stock-based Compensation	**-**	-	**760,478**	29,584
Transfer Agent and Filing Fees	**6,515**	10,271	**18,109**	11,628
Travel and Meals	**40,968**	4,260	**74,766**	8,517
Loss before other items	**486,415**	110,890	**1,588,457**	208,097
OTHER ITEMS				
Interest Income	**(19,806)**	(31)	**(28,197)**	(456)
Other Income	**(3,501)**	-	**(3,501)**	-
Foreign Exchange Loss (Gain)	**80,841**	-	**40,315**	-
Write-off of Interest in Geothermal Properties	**26,457**	-	**26,457**	-
LOSS BEFORE NON CONTROLLING INTEREST	**570,406**		**1,623,531**	207,641
Non Controlling Interest	**(123,054)**	-	**(149,488)**	-
NET LOSS	**447,352**	110,859	**1,474,043**	207,641
Deficit, beginning of period	**4,590,550**	3,251,150	**3,563,859**	3,154,368
DEFICIT, end of the period	**$ 5,037,902**	3,362,009	**$ 5,037,902**	3,362,009
LOSS PER SHARE – BASIC	**$ 0.01**	0.01	**$ 0.05**	0.02
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**34,478,408**	8,165,602	**31,271,647**	8,156,903

SIERRA GEOTHERMAL POWER CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited - Prepared by Management

	Three months ended April 30		Six months ended April 30	
	2007	2006	**2007**	2006
OPERATIONS				
Net Loss	**$ (447,352)**	(110,859)	**$ (1,474,043)**	(207,641)
Items not involving cash:				
Stock-based Compensation	**-**	-	**760,478**	29,584
Amortization	**1,498**	620	**3,206**	1,116
Writedown of interest in geothermal properties	**26,457**	-	**26,457**	-
Non-controlling Interest	**(123,054)**	-	**(149,488)**	-
Foreign Exchange Loss	**3,806**	-	**886**	-
	(538,645)	(110,239)	**(832,504)**	(176,941)
Changes in non-cash working capital balances:				
Other Receivables	**(40,503)**	-	**(63,400)**	-
Prepaids and Deposits	**407,623**	43,466	**(444,437)**	131,128
Accounts Payable	**360,025**	6,204	**249,375**	10,032
	727,145	49,670	**(258,462)**	141,160
FINANCING				
Shares issued for cash, net of issue costs	**(26,299)**	102,636	**4,709,364**	252,636
Advances from a director	**-**	8,267	**(18,243)**	8,267
	(26,299)	110,903	**4,691,121**	260,903
INVESTING				
Acquisition of Equipment	**(6,467)**	(1,936)	**(18,952)**	(5,174)
Mineral interest and exploration costs, net	**(2,396,634)**	(139,714)	**(3,124,208)**	(227,376)
Cash acquired on business combination	**-**	-	**100,517**	-
	(2,403,101)	(141,650)	**(3,042,643)**	(232,550)
Increase (decrease) in cash during the period	**(2,240,900)**	(91,316)	**557,512**	(7,428)
Cash and short-term investments, beginning of period	**2,849,337**	202,202	**50,925**	118,314
CASH AND SHORT-TERM INVESTMENTS end of period	**$ 608,437**	110,886	**$ 608,437**	110,886
SUPPLEMENTAL CASH FLOW INFORMATION				
Interest paid in cash	-	-	-	-
Shares paid for geothermal properties	-	-	**47,000**	-

3. INTEREST IN GEOTHERMAL PROPERTIES (CONTINUED)

PUMPERNICKEL GEOTHERMAL PROPERTY

On October 12, 2004, the Company entered into an option agreement ("Agreement") with Nevada Geothermal Power Inc. and Noramex Corporation (collectively "NGP"), whereby the Company was granted the exclusive right and option (the "Option") to acquire up to 50% interest in the Pumpernickel Geothermal Property (the "Property"). The property now consists of 10.5 geothermal leases in the Humboldt County, Nevada, USA, covering approximately 6,622 acres of land. On February 14, 2006, the Company signed an amendment agreement to revise the payment schedule.

In consideration for the interest in the Property, the Company is required to:

Pay to NGP a total cash payment of $120,000, as follows:

- $10,000 payable upon approval from the TSX Venture Exchange ("TSX") (paid)
- $10,000 payable on first anniversary date (paid)
- $10,000 payable on December 14, 2006 (paid)
- $20,000 payable on December 14, 2007
- $20,000 payable on December 14, 2008
- $50,000 payable on December 14, 2009

Incur total expenditures of $5,000,000, as follows:

- $400,000 on or before first anniversary date (completed)
- $600,000 on or before December 14, 2006 (completed)
- $1,000,000 on or before December 14, 2007
- $1,000,000 on or before December 14, 2008
- $2,000,000 on or before December 14, 2009

Issue a total of 600,000 common shares, as follows:

- 100,000 common shares upon approval from the TSX (issued)
- 100,000 common shares on or before first anniversary date (issued)
- 100,000 common shares on or before December 14, 2006 (issued)
- 100,000 common shares on or before December 14, 2007
- 100,000 common shares on or before December 14, 2008
- 100,000 common shares on or before December 14, 2009

During the 6 months ended the Company paid cash of $585,000 to NGP, of which $231,279 was capitalized under mineral interest and $343,721 was included as a prepayment for expenses to be incurred. During the 6 months ended, the Company also issued 100,000 shares to NGP at a fair value of $47,000, which was capitalized to acquisition costs on the property.

3. INTEREST IN GEOTHERMAL PROPERTIES (CONTINUED)

ALUM PROJECT

On July 14, 2006, the Company entered into an agreement with Geo Energy Partners 1983 Ltd. To acquire geothermal leasehold rights on the Alum project near Silver Peak, Nevada, USA.

Under the agreement, the Company will obtain 100% interest in the leases, if the following requirements are met: the Company will make three installments of US$100,000 payable on December 31, 2006 (paid), June 1, 2007 (paid) and December 31, 2007. The properties are subject to a 4% royalty payable to Geo Energy Partners. The Company has a buy out option to purchase the royalty.

EXCLUSIVE OPTION ON ADDITIONAL PROJECTS

On March 24, 2006, the Company entered into an exclusive option agreement with Western to acquire geothermal leasehold rights on twelve properties throughout the state of Nevada, USA.

Under the agreement, the Company will obtain 100% interest in the leases, if the following requirements are met: an exclusive option payment of US$150,000 prior to December 31, 2006 (paid), and cash payments totaling US$1,826,000 in six months installments over a three year period. The exclusive option payment was extended to January 15, 2007, which has been paid in February 2007. The properties are subject to a 2% royalty payable to Western. The royalty is reduced to 1% on a prorated basis based on the percent of the available acreage purchased. The Company has a buy out option to purchase the royalty at a rate of $30,000 per megawatt per 1% royalty of nameplate installed capacity on all of the properties under this option.

As at January 31, 2007 a total of US$650,000 was paid out to Western fulfilling the Company's period obligations.

In March 2007, US$406,250 was paid by the Company in line with option payment agreements.

The second prioritized project of the Western properties is the Silver Peak geothermal prospect located in Esmeralda County, Nevada about 140 miles Southeast of Reno. The Silver Peak prospect consists of 7,680-acres of leases with good road access and has the potential for direct heat sales. Power lines and the Silver Peak sub-station are located directly on the lease grounds. Drill locations for exploration and production wells are also being permitted with drilling planned to commence in late 2007. To date $343,175 of the $650,000 paid relates to acquisition costs on the Silver Peak property.

SIERRA GEOTHERMAL POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six months ended April 30, 2007 *Unaudited - Prepared by Management*

3. INTEREST IN GEOTHERMAL PROPERTIES (CONTINUED)

The Consolidated Mineral interest as of April 30, 2007 can be summarized as follows:

	Pumpernickel	Reese River	Silver Peak	SP Direct	Alum	Others	Total
Acquisition	$ 203,279	$ 174,922	$ 343,174		$ 116,523	$ 620,518	$ 1,458,416
Lease	47,108	9,183	8,678		-	16,275	81,244
Permitting	1,468	10,965	35,413		580	-	48,426
Site access	-	94,452	-		-	-	94,452
Geological, geophysical, geochemical	617,443	38,108	19,753	18,239	1,645	8,331	703,519
Tangible drilling costs	-	145,297	-		-	-	145,297
Intangible drilling costs	5,779	1,471,467	21,814		-	-	1,499,060
Plant studies	-	95	9,695		-	-	9,790
Transmission	-	29	-		-	-	29
Power purchase agreements	-	25,867	986		-	-	26,853
Travel and camp costs	1,134	62,859	6,317		-	-	70,310
Wages	-	116,302	10,136	8,218	728	-	135,384
Other	4,903	11,634	3,754		-	-	20,291
Asset Retirement Obligation		221,340					221,340
Write down of geothermal interests				(26,457)			(26,457)
Flow through expenditures	-	-	-		-	7,259	7,259
Total Costs	$881,114	$2,382,520	$459,720	-	$119,476	$652,383	$4,495,213

4. SHARE CAPITAL

The Company has authorized unlimited common shares without par value.

	Number	Amount $
Balance, beginning of period, November 1, 2006	8,459,543	3,857,948
Shares issued for cash, net of share issue costs	16,893,542	4,620,864
Shares exchanged upon acquisition [Note 2]	8,779,453	395,539
Shares issued for mineral properties	100,000	47,000
Warrants exercised	230,000	80,500
Options exercised, net	32,500	15,375
Balance, end of period, April 30, 2007	**34,495,038**	**$9,017,226**

On December 7, 2006, the Company issued 100,000 common shares in satisfaction of an option agreement on the Pumpernickel Property. The fair value of the shares was determined using the trading price at issuance date of $0.47.

On November 22, 2006, the Company closed a brokered private placement for gross proceeds of $5,068,063 (net $4,620,865). As part of the private placement the Company issued 16,893,542 units. Each unit consists of one share and one share purchase warrant exercisable on a one for one basis at a price of $0.40 for each additional common share purchased in the first year and at a price of $0.50 for each share purchased in the second year from the date of placement.

As described in note 2, the Company issued 8,779,453 common shares for the acquisition of a 50.76% ownership of Cayley Geothermal Corp, an Alberta corporation.

On December 1, 2006 the Company issued options to purchase 2,625,000 common shares at a price of $0.40 to directors, officers and consultants. Each option vests immediately upon issuance and expires 5 years from issuance date. On November 7, 2006, 12,500 were exercised at $0.40, the payment was received prior to year-end and was booked to subscriptions receivable at October 31, 2006, it has since been booked to share capital. In May of 2007 an additional 20,000 were exercised at $0.40.

WARRANTS - As at April 30, 2007, the Company has stock warrants as follows:

Exercise Price	Outstanding November 1, 2006	Issued (Expired)	Exercised	Outstanding April 30, 2007	Expiry Date
$0.35	280,000	(50,000)	(230,000)	-	November 30, 2006
$0.40 / 0.50	-	16,893,542	-	16,893,542	March 22, 2008/2009
	280,000	16,843,542	(230,000)	16,893,542	

In May 2007 93,000 warrants were exercised at $0.40.

4. SHARE CAPITAL (continued)

STOCK OPTIONS

The changes in stock options for the period ended April 30, 2007 are as follows:

	Options	**2007** Weighted Average Exercise Price
Outstanding, beginning of period	740,000	$0.31
Exercised	(32,500)	0.31
Granted	2,625,000	0.38
Outstanding, end of period	3,332,500	$0.38

The following table summarizes the information about stock options outstanding and exercisable at April 30, 2007:

Exercise Price Per Option	Number Outstanding at April 30, 2007	Weighted Average Remaining Contractual Life
$0.25	645,000	3.28 years
$0.40	62,500	0.75 years
$0.40	2,625,000	3.59 years
	3,332,500	3.48 years

Subsequent to period end an additional 463,000 options were exercised at $0.40.

CONTRIBUTED SURPLUS

	April 30, 2007
Balance – beginning of period	**$ 143,294**
Add: Stock options granted to directors, employees, and consultants	**760,478**
Less: Options exercised	**(2,375)**
Balance – end of period	**$ 901,397**

The Company recorded stock based compensation expense of $760,478 (2006: $18,301) for the period ended April 30, 2007. The weighted fair value of the options granted was estimated at $0.29 using the Black-Scholes Option Pricing Model with the following weighted average assumptions: dividend yield 0%, expected volatility of 102%, risk-free interest rate of 4% and expected lives of 5 years.

4. SHARE CAPITAL (continued)

Each option entitles the holder to acquire one common share of the Company.

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

5. ASSET RETIREMENT OBLIGATION

During the period the Company recorded an asset retirement obligation related to the Company's net ownership interests in the Reese River property in Nevada. The Company estimates its obligation will be approximately US$398,000 within the next 10 years. A credit adjusted risk free rate of 8.0% was used to calculate the estimated fair value of the asset retirement obligation.

Balance – October 31, 2006	$ -
Fair value of asset retirement obligation recorded during the period	221,340
Balance – April 30, 2007	**$ 221,340**

6. RELATED PARTY TRANSACTIONS

In the current period $60,000 ($- April 30, 2006) was paid in salaries to directors of the Company.

7. COMMITMENTS

The Company is obligated to make certain payments, issue shares and incur exploration expenditures as described in note 3 in connection with the acquisition of its geothermal property interests.

8. SUBSEQUENT EVENTS

On May 29, 2007 Sierra closed a $10,000,000 brokered private placement. The placement consisted of 20,000,000 units offered at the price of $0.50 per unit. Each unit consisted of one common share and one share purchase warrant exercisable at a price of $0.70 to purchase one additional common share of Sierra for a period of 24 months from the date of Closing. Pursuant to the terms of the private placement, Jacob & Company Securities Inc. received a commission of 8% of the gross proceeds of the Offering plus 1,600,000 Agent's Warrants exercisable at a price of $0.50 to purchase a unit of Sierra consisting of one share and one share purchase warrant exercisable at the price of $0.70 for each warrant issued. The warrants issued to the Agent are exercisable for a period of two years from the date of Closing.

SIERRA

Geothermal Power Corp.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter Ending April 30, 2007

Prepared by Management

Dated: 29 June 2007

Suite 500, 666 Burrard Street, Vancouver, BC, Canada, V6C 3P6
Phone: 604 683 0332 | Toll Free: 800 563 5631 | Fax: 604 683 0342

INTRODUCTION

This Management Discussion and Analysis (MD&A) provides a summary of the business of Sierra Geothermal Power Corp. ("the Company") and a comparison of its financial results for the quarter ending April 30, 2007 to the same period in the previous year. The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principals (GAAP). The Company's reporting currency is the Canadian dollar and all dollar amounts in this MD&A are in Canadian dollars except where otherwise indicated. This MD&A is dated as of June 29, 2007.

This filing contains certain forward-looking statements and information relating to the Issuer that is based on the beliefs of its management based on information currently available to the Issuer. Such statements reflect the current views of the Issuer with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Should certain risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and the Issuer does not intend, and does not assume any obligation, to update these forward-looking statements.

OUR BUSINESS

The Company is a renewable energy company focused on the exploration and development of clean, sustainable geothermal power. Geothermal plants generate revenue over long periods of time providing continuous base-load power. The company intends to advance the development of its portfolio of projects through a combination of equity and/or joint ventures, while continuing to evaluate additional acquisitions.

RISK FACTORS & TRENDS

An investment in natural resource companies involves a significant degree of risk. The degree of risk increases substantially where the Company's properties are involved with exploration as opposed to the development stage. Investment in the securities of the Company should be considered as highly speculative due to the nature of the Company's business. The following are some of the risk factors that should be given consideration:

EXPLORATION AND DEVELOPMENT RISKS

Geothermal exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations, in which the Company has a direct or indirect interest, will be subject to all the hazards and risks associated with exploration, development and production.

INSURANCE

The Company's involvement in the exploration for geothermal resources may result in the Company becoming subject to liability for pollution, property damage, personal injury or other hazards. The insurance coverage the Company has may not be sufficient to cover the full extent of such liabilities.

PRICES AND MARKETS OF ELECTRICITY

Prices for electricity are impacted by numerous factors beyond the Company's control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased capacity due to new developments and improved power generation methods. All these factors affect the price of power, and therefore the economic viability of any of the Company's projects depends on favorable conditions. Certain risk factors include the ability to secure a power purchase agreement with a utility at economically favourable prices, and securing access to the grids to transmit the electricity.

CAPITAL REQUIREMENTS; LIQUIDITY

The Company anticipates that it may make substantial capital expenditures for the acquisition, exploration, development and possibly production of its geothermal properties in the future. The Company currently has no revenue and may have limited ability to expend the capital necessary to undertake or complete future exploration or development programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations or prospects.

ENVIRONMENTAL RISKS

The exploration and development of geothermal properties presents environmental risks and hazards and are subject to environmental regulations. Compliance with such legislation/regulations can require significant expenditures and a breach could result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner that may lead to stricter standards and enforcement, fines, liability, and potentially increased capital expenditures and operating costs, which may in turn adversely affect the Company's financial condition.

ISSUANCE OF DEBT

From time to time the Company may enter into transactions financed partially or wholly with debt, which may increase the Company's debt levels above industry standards. The level of the Company's indebtedness from time to time could impair the Company's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. The Company's ability to service its debt obligations will depend on the Company's future operations, which are subject to industry conditions and other factors that may be beyond the control of the Company.

EXCHANGE RATE FLUCTUATIONS

Fluctuations in currency exchange rates, principally the Canadian/US dollar exchange rate, can significantly impact cash flows. The exchange rate has varied over time. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results.

OVERALL PERFORMANCE

During the quarter ending April 30, 2007, the Company incurred a loss of $447,352 or $0.01 per share, compared with a loss of $110,859 or $0.01 per share for the comparable period of 2006.

Comparative Annual Information – Ending October 31, 2006

	31 Oct 06	31 Oct 05	31 Oct 04
Interest	$2,488	$1,172	$0
Expenses	$411,979	$312,536	$122,060
Loss for the Year	$409,491	$311,364	$122,060
Loss per Share	$0.05	$0.06	$0.03
Total Assets	$724,039	$581,201	$42,927

Comparative Quarterly Information for the Past 8 Quarterly Periods

3-months ended	Q2 2007 30 April	Q1 2007 31 January	Q4 2006 31 October	Q3 2006 31 July	Q2 2006 30 April	Q1 2006 31 January	Q4 2005 31 October	Q3 2005 31 July
Interest and Other Income	$23,307	$8,407	$2,002	$30	$31	$425	$754	$905
Expenses	$486,415	$1,094,024	$118,072	$85,810	$110,890	$97,207	$186,981	$63,100
Net Loss	$447,352	$1,018,675	$116,070	$85,780	$110,859	$96,782	$186,227	$62,195
Loss per Share	$0.01	$0.13	$0.01	$0.01	$0.01	$0.02	$0.03	$0.01

RESULTS OF OPERATIONS

Revenue/interest from cash and cash equivalents amounted to $23,307 for the period ending April 30, 2007 compared to $31 for the same period in 2006. This is the result of interest accrued on significant balances resulting from equity financings.

Expenses for the Q2 period ending April 30, 2007 increased from $110,890 for the same period in 2006 to $486,415 in 2007. This increase is primarily a function of activity. The Company is currently undergoing a growth phase, and therefore costs associated with this growth are to be expected. The Company started a marketing campaign in early January 2007, redesigned the website and marketing materials, and attended many of the available trade shows. The increase of $57,973 in **advertising and promotion expenses** over the same period in the prior year can be attributed to these activities. **Consulting fees** increased from $39,486 in Q2-2006 to $84,480 in Q2-2007 as a result of an increased need for accounting, advisory, investor relations and lobbying efforts. **Management fees** were reduced to $nil in Q2-2007 from $15,000 in Q2-2006 as all in-house management was paid as employees commencing January 1, 2007. **Office, general and administration costs** increased from $26,231 in Q2-2006 to $44,123 in Q2-2007 due to the increase in staff, office equipment and corporate activities related to the acquisition of Cayley Geothermal Corp. ("Cayley") and corporate growth. **Professional fees** (legal and audit) were increased from $9,045 in Q2-2006 to $142,106 in Q2-2007. **Wages and salaries** were increased from $0 in Q2-2006 to $100,960 in Q2-2007 due to the fact that the Company previously did not have any employees. Managers and administration personnel of the Company were made employees post-acquisition of Cayley. Cayley personnel were made employees of the Company in January 2007. **Travel and meals costs** increased from $4,260 in Q2-2006 to $40,968 in Q2-2007 due mainly to travel to trade shows and corporate meetings as per the Company's marketing plan.

Management expects operating costs to increase slightly in Q3 and Q4 as more funds are utilized for promotion through investor relations and international scale marketing. The company expects to hire additional staff to fill roles as the Company continues to grow.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

In conjunction with the acquisition of Cayley on November 21, 2006, the Company closed a non-brokered private placement of 16,893,542 Units at $0.30 per Unit, with each unit consisting of one common share and one warrant of the Company for a total of $5,068,063. Each warrant is exercisable on a one-for-one basis at a price of $0.40 for each additional share purchased in the first year and at a price of $0.50 for each share purchased in the second year from the date of placement. Six percent of the gross proceeds for a total of $304,084 was paid as commission and $57,560 was paid as filing fees. The net proceeds (for a total of $4,706,419) of the private placement have been used as general working capital and for exploration work on the Reese River Geothermal Project.

In December 2006 the Company repaid $180,000 to Cayley as per the November 2006 financing, completing the terms of repayment.

On May 29, 2007 Sierra closed a $10,000,000 brokered private placement. The placement consisted of 20,000,000 units offered at the price of $0.50 per unit. Each unit consisted of one common share and one share purchase warrant exercisable at a price of $0.70 to purchase one additional common share of the Company for a period of 24 months from the date of closing.

Pursuant to the terms of the private placement, Jacob & Company Securities Inc. received a commission of 8% of the gross proceeds of the Offering plus 1,600,000 Agent's Warrants exercisable at a price of $0.50 to purchase a unit of the Company consisting of one share and one share purchase warrant exercisable at the price of $0.70 for each warrant issued. The warrants issued to the Agent are exercisable for a period of two years from the date of closing.

The proceeds will be used by the Company for anticipated exploration and development expenses to be incurred on the Reese River and Pumpernickel Geothermal Projects, and for general working capital.

CAYLEY ACQUISITION

Under the terms of the Cayley acquisition, the Company has acquired 50.76% of Cayley in exchange for 8,779,453 shares of the Company. The Company will acquire the remaining of 49.24% Cayley Shares through the issuance of 3,000,000 common Shares on November 21, 2007, an additional 3,000,000 common Shares to be issued on November 21, 2008, and the final instalment of 3,220,548 common Shares to be issued on November 21, 2009. Each annual allotment of the Company's Shares on an instalment basis will be subject to a) the Company and Cayley completing recommended work programs on at least two of Cayley's geothermal properties in a minimum aggregate amount of $1,500,000 per year under the terms of a Joint Development Agreement, b) the Company receiving positive recommendations from an independent geothermal consultant for the continued development of at least two of the Cayley geothermal properties, and c) the Company completing further financings to fund additional work programs on the Cayley geothermal properties.

LIQUIDITY

The Company has no revenue generating operations from which it can internally generate funds. The Company relies on the sale of its own shares to generate exploration and working capital. The Company expects to obtain future funds primarily through equity financings. However, there can be no assurance that the Company will succeed in conducting equity financings, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations.

During the period ended April 30, 2007, the Company raised gross proceeds of $4,620,865 through an equity financing. At April 30, 2007, the Company had working capital of $753,843 of which $608,437 was held in cash. This is an increase over the October 31, 2006 working capital of $173,329.

GEOTHERMAL INTEREST

PUMPERNICKEL GEOTHERMAL PROJECT

As previously reported on October 12, 2004, the Company entered into an Option Agreement with Nevada Geothermal Power Inc. and NGPC (formerly Noramex Corporation) (collectively "NGP") whereby the Company was granted the exclusive right and option (the "Option") to acquire a 50% interest in the Pumpernickel Geothermal Property ("the Property").

The Property now consists of 10.5 geothermal leases in Humboldt County, Nevada, USA covering a total of 6,622 acres of land. The original agreement was accepted for filing by the TSX Venture Exchange ("Exchange") on June 14, 2005. Effective as of that date, the Company commenced exploration and development of power generation from geothermal sources. On February 14, 2006, the Company signed an amendment agreement to revise the schedule.

In order to acquire a 50% interest in the Pumpernickel property, the Company is required to pay the following by December 14, 2009 to NGP: $120,000 (of which $30,000 has been paid to date); incur exploration expenditures totaling $5,000,000 (of which $1,000,000 has been paid); and issue NGP 600,000 common shares of the Company (of which 300,000 shares have been issued).

The Property is operated by NGP. The project is located in Humboldt County, Nevada. Previous work on the Pumpernickel Project has produced reservoir temperature estimates from 150 °C (302 °F) to 218 °C (424° F). NGP has completed the first phase of the exploration program. The program consisted of a 3D "E-SCAN" resistivity survey, which mapped the deep geothermal source fluids. Following the E-SCAN survey four thermal gradient wells were drilled. Two wells were drilled to approximately 305 metres (1,000 feet), one well to approximately 360 metres (1,180 feet), and Well PVTG-3, was drilled to approximately 488 metres (1,600 feet) and lined with 4-1/2-inch steel casing. Temperatures in the wells continue to be measured with wellbore PVTG-3 providing temperatures up to 81°C (178°F). Drill cuttings were sent to the Nevada Bureau of Mines and the water samples were sent to Thermochem Labs for analysis.

In January 2006, Phase II of the program consisted of a gravity survey carried out by Quantech Geosciences of Reno, Nevada. The gravity survey is effective in mapping the topography of subsurface bedrock, outlining faults and evaluating the thickness of the overburden. A comprehensive report dated

June 2006 and authored by Z. Adam Szybinski, Ph.D. of Fairbank Engineering Ltd. was recently completed with promising conclusions. The Pumpernickel Valley project area represents a geothermal site with a relatively high temperature reservoir suitable for electric power production. Recent drilling confirms the results of earlier studies, which indicated that widespread geothermal fluids are being channeled to the surface through range-front faults.

NGP has acquired lease N74855 covering 933.50 acres from Ormat Technologies Inc.

Separately, NGP has been granted lease N78124 totalling 1920 acres from the Bureau of Land Management (BLM) on June 1, 2006. The new leases, combined with the existing leases in the Pumpernickel Project, form a contiguous land package significantly enhancing overall control of the geothermal development area. The total land position of the Pumpernickel Project encompasses 6,622 acres or 10.5 square miles.

A seismic survey consisting of approximately 16 line miles was completed. Future work includes additional temperature gradient wells and a production assessment well. Following positive results from the initial production assessment well, a power purchase agreement will be sought from a utility or major mining company. Further work will include additional drilling and engineering with the objective of obtaining a positive feasibility report.

REESE RIVER GEOTHERMAL PROJECT

On March 1, 2006, Cayley entered into an agreement with Western Geothermal Partners LLC ("Western Geothermal") to acquire geothermal leasehold rights on the Reese River Geothermal Property in Lander County, Nevada, USA.

Under the current agreement, Cayley will obtain 100% interest in the leases if the following requirements are met: Cayley will make an option fee of US$100,000 on or before April 30, 2006 (paid); spud Phase One slim hole test drilling or equivalent by January 15, 2007 (completed); pay an option fee of US$50,000 on or before April 30, 2007 (paid); spend no less than US$2,000,000 on approved exploration expenditures by April 30, 2008 (US$1,000,000 incurred to date); pay an option fee of US$50,000 on or before April 30, 2008; and spend no less than US$3,000,000 in approved exploration expenses by November 30, 2009 unless mutually extended in writing.

Western Geothermal shall retain a 1% gross royalty on electrical production and/or direct use applications from the leases payable in quarterly royalty payments.

The Reese River Geothermal Project is located in Lander County, in central Nevada, and consists of a 6,145 acre lease with good road access. The Reese River Property is a blind heat anomaly that was discovered in the 1970's by Amex in search of Uranium. More than 50 temperature gradient holes were drilled in the area during the 1970's and 1980's. Temperature data from the gradient drilling returned four holes between 21°F/100ft to 32°F/100ft, nineteen holes between 15°F/100ft to 20°F/100ft and ten holes between 10°F/100ft to 14°F/100ft over a 5 mile by 2 mile area. A non NI-43-101 compliant summary[1] using Monte Carlo simulation estimates the geothermal energy reserves of the Reese River prospect to have a most-likely generation capacity of 18 MW and a mean generating capacity of 30 MW. Cayley completed the phase one drilling to a depth of 3930ft (1198m) at Reese River on March 19, 2006.

On March 23, 2007 the Company announced the completion of the Reese Drilling. Well 56-4 was successfully drilled to a total depth of 1200m (3930ft) and temperatures of at least 256°F were encountered, confirming the evidence from shallow drill holes that a significant geothermal anomaly is present at drillable depths. The drilling program was operated by the Company's US subsidiary. Partial funding of US$580,000 was provided by the US Department of Energy's GRED III program. Future work will include a seismic survey and additional drilling.

[1] *Source: PIER Report, New Geothermal Site Identification and Qualification, prepared by GeothermEx, 2004*

ALUM PROJECT

On July 14, 2006, Cayley entered into an agreement with Geo Energy Partners 1983 Ltd. to acquire geothermal leasehold rights on the Alum project near Silver Peak, Nevada, USA. Under the agreement, Cayley will obtain 100% interest in the leases, if the following requirements are met: Cayley will make three installments of US$100,000 payable on December 31, 2006 (paid), June 1, 2007 (paid) and December 31, 2007. The properties are subject to a 4% royalty payable to Geo Energy Partners. Cayley has a buy-out option to purchase the royalty.

EXCLUSIVE OPTION ON ADDITIONAL PROJECTS

On March 24, 2006, Cayley entered into an exclusive option agreement with Western Geothermal to acquire geothermal leasehold rights on twelve properties throughout the state of Nevada.

Under the existing agreement, Cayley will obtain 100% interest in the leases if the following requirements are met: an exclusive option payment of US$150,000 prior to January 15, 2007 (paid), and cash payments totaling US$1,826,000 in six-month installments over a three year period (of which US$650,000 has been paid). The properties are subject to a 1.65% royalty payable to Western Geothermal. The royalty is reduced to 1% on a pro-rated basis based on the percent of the available acreage purchased. Cayley has a buy-out option to purchase the royalty.

Table of Cayley Properties

Name of Prospect	Location	No. Acres (Issued)	No. Acres (Pending)*	Nature of Interest
Gerlach	*Washoe, NV*	1,662	0	Optioned-WGP
Reese River	*Lander, NV*	6,145	0	Leaseholder
Silver Peak	*Esmeralda, NV*	7,493	0	Optioned-WGP
Alum	*Esmeralda, NV*	7,238	0	Optioned-GEO-ENERGY
Salt Wells	*Churchill, NV*	8,975	0	Optioned-WGP
North Salt Wells	*Churchill, NV*	10,863	0	Optioned-WGP
Soda Lake	*Churchill, NV*	944	0	Optioned-WGP
Spencer Hot Springs	*Lander, NV*	4,841	0	Optioned-WGP
Sulphur	*Humboldt, NV*	0	3,664	Optioned-WGP
Wells	*Elko, NV*	4,016	0	Optioned-WGP
Howard	*Humboldt, NV*	2,234	0	Optioned-WGP
Wilson Hot Springs	*Lyon, NV*	0	5,686	Optioned-WGP
Hawthorne	*Mineral, NV*	2,968	0	Optioned-WGP
Salton Sea	*Imperial, CA*	0	3,442	Optioned-WGP
TOTAL		**57,379**	**12,792**	

*Pending Acreage relates to applications to lease which have been made with the Bureau of Land Management in the relevant States but which remain to be formally issued.

SILVER PEAK GEOTHERMAL PROJECT

The Silver Peak Geothermal Project located in Esmeralda County, Nevada, is approximately 140 miles southeast of Reno. The Silver Peak project consists of 7,680 acres of leases with good road access and has the potential for direct heat sales. Power lines and the Silver Peak sub-station are located directly on the lease grounds. The leases cover an exposed two-mile strike of fossil geothermal vents, silica-travertine sinter and algae. Phillips Petroleum drilled a temperature gradient hole (SPK-03) in 1974, which

had a bottom hole temperature of 123°F at 130ft. Geothermometry investigations suggest a minimum reservoir temperature of 260°F with good evidence suggesting a reservoir temperature in the range of 300°F to 340°F, which is suitable for a binary power plant. Shallow drilling for temperature gradients in 2005 returned overall gradients of 13.72°F/100ft from Well CMF/WGP #2 and 11.9 °F/100ft for the NHS well.

Drill locations for exploration and production wells are now being permitted with drilling planned to commence in late 2007 or early 2008. A proposed exploration program consists of a seismic geophysical survey, combined with temperature gradient wells, with the objective of targeting the first production assessment well.

CAPITAL RESOURCES

The Consolidated Mineral interest as of April 30, 2007 can be summarized as follows:

	Pumpernickel	Reese River	Silver Peak	SP Direct	Alum	Others	Total
Acquisition	$ 203,279	$ 174,922	$ 343,174		$ 116,523	$ 620,518	$ 1,458,416
Lease	47,108	9,183	8,678		-	16,275	81,244
Permitting	1,468	10,965	35,413		580	-	48,426
Site access	-	94,452	-		-	-	94,452
Geological, geophysical, geochemical	617,443	38,108	19,753	18,239	1,645	8,331	703,519
Tangible drilling costs	-	145,297	-		-	-	145,297
Intangible drilling costs	5,779	1,471,467	21,814		-	-	1,499,060
Plant studies	-	95	9,695		-	-	9,790
Transmission	-	29	-		-	-	29
Power purchase agreements	-	25,867	986		-	-	26,853
Travel and camp costs	1,134	62,859	6,317		-	-	70,310
Wages	-	116,302	10,136	8,218	728	-	135,384
Other	4,903	11,634	3,754		-	-	20,291
Asset Retirement Obligation		221,340					221,340
Write down of geothermal interests				(26,457)			(26,457)
Flow through expenditures	-	-	-		-	7,259	7,259
Total Costs	**$881,114**	**$2,382,520**	**$459,720**	-	**$119,476**	**$652,383**	**$4,495,213**

The Company is in good standing with respect to the underlying property agreements for its geothermal assets. The table above shows the projects that are actively being developed during this period.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements that may effect the Company's current or future operations or conditions.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares without par value.

	Number	Amount $
Balance, beginning of period, November 1, 2006	8,459,543	$3,857,948
Shares issued for cash, net of share issue costs	16,893,542	4,620,864
Shares exchanged upon acquisition	8,779,453	395,539
Shares issued for mineral properties	100,000	47,000
Warrants exercised	230,000	80,500
Options exercised, net	32,500	15,375
Balance at end of period (April 30, 2007)	**34,495,038**	**$9,017,226**

On December 7, 2006, the Company issued 100,000 common shares in satisfaction of an option agreement on the Pumpernickel Property. The fair value of the shares was determined using the trading price at issuance date of $0.47.

DISCLOSURE CONTROL AND PROCEDURES

Disclosure controls and procedures are defined under Multilateral Instrument 52-109 – Certification of Disclosure Controls in Issuers' Annual and Interim Filings ("MI 52-109") as "...controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer's management, including its chief executive officer and chief financial officer (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure". The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that it has an effective system of disclosure controls, and procedures as defined under MI 52-109. In reaching this conclusion, the Company recognizes that two key factors must be and are present:

a) the Company is dependant upon its advisors and consultants (principally its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements: and

b) an active Board and management with open lines of communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements. Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements. Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management. The Company believes this communication exists.

While the Company believes it has adequate disclosure controls and procedures in place, lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company would take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the period ended April 30, 2007. The Chief Executive Officer and the Chief Financial Officer performed this evaluation with the assistance of other Company employees to the extent necessary or appropriate.

Internal control over financial reporting is a process designed to provide reasonable assurance about the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The process includes policies and procedures to maintain records that accurately and fairly reflect transactions and dispositions of assets, to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and that receipts and expenditures are being made with proper authorization, and to provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the financial statements.

Internal control weaknesses for most junior stage companies are related to the size of the company and in turn the lack of staff. A preliminary review of the Company's internal controls indicated a common material internal control weakness over segregation of duties.

This weakness in the Company's internal control over financial reporting results in a more than remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting by segregating duties and requiring appropriate dual authorizations for any distribution of assets. In addition all transactions are reviewed by two of more senior level persons. Despite management's best efforts, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Additional information relating to the Company may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (SEDAR) website at *www.sedar.com* and on the Company's website at *www.SierraGeoPower.com*.

Chief Financial Officer & Director
CALE MOODIE

President & CEO & Director
GARY THOMPSON

END